

February 28, 2024

Peter Bordes
Chief Executive Officer
Collective Audience, Inc.
85 Broad Street 16-079
New York, NY 10004

> **Re: Collective Audience, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 20, 2024**
> **File No. 333-276512**

Dear Peter Bordes:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed February 20, 2024

Cover Page

1.   We note your response to prior comment 2 and reissue in part. Please include disclosure on the cover page addressing the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand, similar to the disclosure you included on page 49.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49

2.   We note your response to prior comment 8 and reissue in part. We acknowledge the new disclosure added to this section; however, please also disclose that it appears that you will miss your 2023 revenue projection of $72 million, so potential investors can better understand the circumstances surrounding your financial position.

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher L. Tinen